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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ChampionLyte Products, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

589844109

(CUSIP Number)

U.S. Bancorp, 800 Nicollet Mall, Minneapolis, Minnesota, 55402
(612) 973-1111

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 7, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP NO.	589844109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). U.S. Bancorp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization Delaware

	7.	Sole Voting Power
Number of
		279,580*
Shares	8.	Shared Voting Power

Beneficially		0

Owned by Each	9.	Sole Dispositive Power

Reporting		279,580*

Person	10.	Shared Dispositive Power

With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 279,580*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

1.66% (based on 279,580 shares which may be deemed to be beneficially owned by the reporting person and which are issuable upon the exercise of warrants of the Issuer which are currently exercisable or will become exercisable at any time within 60 days from the date of this Statement).

14.	Type of Reporting Person (See Instructions) HC

*	Consists of 279,580 shares which may be deemed to be beneficially owned by the reporting person and which are issuable upon the exercise of warrants of the Issuer which are currently exercisable or will become exercisable at any time within 60 days from the date of this Statement.

     This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D filed by U.S. Bancorp with the Securities and Exchange Commission on the date hereof. This Amendment supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 1 to Statement on Schedule 13D (the “Statement”) relates to the Common Stock, $.001 par value (the “Common Stock”), of ChampionLyte Products, Inc. (formerly Meridian USA Holdings, Inc.) (the “Issuer”). The principal executive offices of the Issuer are located at 1356 N.W. Boca Raton Blvd., Boca Raton, FL 33432.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is filed on behalf of U.S. Bancorp (“USB”). USB is incorporated in the State of Delaware. USB is the parent holding company of various banking, investment and broker-dealer subsidiaries, including U.S. Bank National Association. The address for its principal business as well as its principal office is:

800 Nicollet Mall Minneapolis, MN 55402.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information previously reported in this Item of the Statement with respect to the source of funds for USB’s investment in securities of the Issuer is incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION.

     The information previously reported in this Item of the Statement with respect to the purpose of USB’s investment in securities of the Issuer is incorporated by reference herein.

     Pursuant to a Purchase Agreement, dated December 19, 2002 (the “Purchase Agreement”), by and between USB and an accredited investor (the “Purchaser”), on January 7, 2003, USB sold an aggregate of 8,230 shares of Series II Convertible Preferred Stock of the Issuer (“Convertible Preferred Stock”) to the Purchaser at a purchase price of $36.45 per share. In addition, as required by the Purchase Agreement, the Purchaser executed an Agreement to be Bound, dated December 19, 2002 (the “Agreement to be Bound”), whereby the Purchaser agreed to be bound by certain terms and conditions of the following agreements between U.S. Bancorp Investments, Inc., a wholly owned subsidiary of USB, and the Issuer: a Securities Purchase Agreement, a Registration Rights Agreement, an Investors Rights Agreement and a Securityholders Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of January 7, 2003, USB no longer is the beneficial owner of more than five percent of the Issuer’s Common Stock. USB has beneficial ownership of 279,580 shares of Common Stock issuable upon exercise of the Warrants. Accordingly, USB owned beneficially an aggregate of 279,580 shares of the Common Stock, or approximately 1.66% (determined as provided in Rule 13d-3(d)) of the Common Stock outstanding as of January 7, 2003.

(b)	USB has sole voting and investment power over the 279,580 shares of Common Stock issuable upon exercise of the Warrants.

(c)	On January 7, 2003, USB sold all of its shares of Convertible Preferred Stock to an accredited investor at a purchase price of $36.45 per share. See Item 6 below.

(d)	Not applicable.

(e)	As of January 7, 2003, USB ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

     The information previously reported in this Item of the Statement with respect to contracts, arrangements, understandings or relationships with respect to securities of the Issuer is incorporated by reference herein. The response to Items 3, 4 and 5 of this Schedule 13D and the Exhibits hereto are also incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1.1: Purchase Agreement dated as of December 19, 2002 by and between U.S. Bancorp and Championlyte Asset Acquisition LLC.

     Exhibit 1.2: Agreement to be Bound dated as of December 19, 2002 by Championlyte Asset Acquisition LLC.

     Exhibit 1.3: Notice to ChampionLyte Products, Inc. dated December 23, 2002 from U.S. Bancorp.

     Exhibit 1.4: Purchase Agreement dated as of September 30, 2002 by and between U.S. Bancorp Investments, Inc. and U.S. Bancorp (incorporated by reference from Exhibit 1.1 to the Statement on Schedule 13D/A filed by U.S. Bancorp Investments, Inc. and dated as of the date hereof).

     Exhibit 1.5: Agreement to be Bound dated as of September 30, 2002 by U.S. Bancorp (incorporated by reference from Exhibit 1.2 to the Statement on Schedule 13D/A filed by U.S. Bancorp Investments, Inc. and dated as of the date hereof).

     Exhibit 1.6: Notice to ChampionLyte Products, Inc. dated December 17, 2002 from U.S. Bancorp Investments, Inc (incorporated by reference from Exhibit 1.3 to the Statement on Schedule 13D/A filed by U.S. Bancorp Investments, Inc. and dated as of the date hereof).

     Exhibit 1.7: Securities Purchase Agreement dated as of June 16, 2000 by and between the Issuer and U.S. Bancorp Libra (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.8: Warrant to purchase 279,580 shares of Common Stock, dated as of June 16, 2000, issued to U.S. Bancorp Libra (incorporated by reference from Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.9: Articles of Amendment to the Articles of Incorporation to Designate Series II Convertible Preferred Stock of Meridian USA Holdings, Inc. (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.10: Registration Rights Agreement dated as of June 16, 2000 (incorporated by reference from as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.11: Investor Rights Agreement dated as of June 16, 2000 (incorporated by reference from as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

     Exhibit 1.12: Meridian USA Holdings, Inc. Securityholders’ Agreement dated as of June 16, 2000 (incorporated by reference from Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, dated as of June 20, 2000).

SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2003

U.S. Bancorp

By: /s/ Laura F. Bednarski Laura F. Bednarski Its: Vice President